ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 11, 2023	Andrew Wilkins
T +1 617-235-4144
andrew.wilkins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Rebecca Marquigny

Re:

Post-Effective Amendment No. 14 to Registration Statement under the Securities Act of 1933 of JOHCM Funds Trust (the “Trust”) (File Nos. 811-23615 and 333-249784) on Form N-1A filed on May 30, 2023 (the “485(a) Filing”)

Dear Ms. Marquigny:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 14 under the Securities Act of 1933 (the “1933 Act”) and amendment number 16 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust filed on Form N-1A filed on May 30, 2023 (the “Amendment”). The 485(a) Amendment was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund, each a newly organized series of the Trust (each a “Fund”, and collectively the Funds”).

On July 27, 2023, the Staff provided comments regarding the Amendment by telephone to Andrew Wilkins and Jonathan Upchurch of Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is included before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in a post-effective amendment to the Trust’s Registration Statement, which the Trust intends to file on or about August 14, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that will be revised are reflected, as applicable, with the new text underlined and the deleted text shown in strikethrough. In addressing the Staff’s comments, the Funds will undertake a holistic approach to revising the Funds’ investment strategy and risk disclosures in addressing each of the Staff’s various comments on strategy and risk disclosures. As such, these responses do not identify each revision which may be relevant to a given comment. The Funds have instead provided as Appendix A, the complete revised investment strategy disclosure for each Fund, marked against the Funds’ the 485(a) filing. In each response, the

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Funds have identified when disclosure has been revised in response to a Staff comment, or where the Funds have respectfully declined to amend disclosure in response to a Staff comment.

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I.	PROSPECTUS COMMENTS

Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund

Cover Page

1.      Comment: Please explain supplementally, with respect to each Fund, if each of the share classes identified as “not currently offered” will be offered at the close of the reorganization of each of the Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund, each a series of Professionally Managed Portfolios, with and into Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund, each a newly organized series of the Trust (the “Reorganization”). Please supplementally explain any plans for launching each class identified as “not currently offered.”

Response: In connection with the Reorganization, the Trust intends to offer Institutional Class and Investor Class shares of the Trillium ESG Global Equity Fund and Institutional Class shares of the Trillium ESG Small/Mid Cap Fund at the closing of the Reorganization. Other share classes will be offered at a later time following the closing of the Reorganization as deemed appropriate and in light of circumstances including market demand.

General

2.      Comment: Please explain supplementally if either of the Funds is subject to a manager of managers orders?

Response: Neither of the Funds is currently subject to a manager of managers order.

Fund Summary

3.      Comment: Please provide the Staff with the Funds’ completed Fees and Expenses table and expense examples prior to the effective date of the Registration Statement.

Response: The Fund’s completed annual fund operating expenses tables and expense examples are set forth in Appendix B to this letter.

4.      Comment: Please consider removing the “Shareholder Fees” reference section from the fee tables if neither Fund is subject to shareholder fees.

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Response: The Funds respectfully decline to make the requested change at this time as the table accurately states the shareholder fees that shareholders will bear and the format of the disclosure is consistent with Form N-1A.

5.      Comment: Footnote 1 to the Funds’ fee tables states that “Other Expenses have been adjusted from amounts incurred during the [Funds’] most recent fiscal year to reflect estimated current expenses.” Please confirm supplementally whether the estimated current expenses include any anticipated costs/expenses related to the reorganization? If included, and such costs/expenses equal or exceed 0.01% of the value of an investment in a Fund please include a separate line item breaking out these costs/expenses.

Response: As disclosed in Form N-14 relating to the Reorganization, the Funds will not bear any fees or expenses in connection with the Reorganization as the Funds’ adviser, JOHCM (USA) Inc (the “Adviser”), will pay for all such fees and expenses. The Funds will bear (i) the costs of buying and selling portfolio securities necessary to effect the Reorganization, (ii) taxes on capital gains that may be realized as a result of selling portfolio securities necessary to effect the Reorganization; and (iii) transfer or stamp duties, such as those typically imposed in certain non-U.S. markets in connection with the transfer of portfolio securities to the Funds. These fees and expenses are expected to be zero or otherwise de minimis with respect to the Trillium ESG Small/Mid Cap Fund and de minimis with respect to the Trillium Global Equity Fund. In addition, none of these expenses will be subject to the Funds’ contractual expense waivers or recoupment. Accordingly, the Funds believe the current disclosure in the fee table and Footnote 1 is accurate and no additional revisions are necessary.

6.      Comment: Footnote 2 of the Funds’ fee tables states “JOHCM USA has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) . . .” Please explain supplementally which reorganization related expenses that may be borne by a Fund are excluded from the Fund’s fee waiver, considering the exclusions as stated in footnote 2, and may be subject to recapture. If they are subject to recapture, please consider disclosing in footnote 2.

Response: As noted above in response to Comment 5, the Funds will not bear any fees and expenses in connection with the Reorganization. The restatement of the exclusions in footnote 2 is factually correct and matches those items marked as excluded from the Fee Waiver and Expense Reimbursement in Section 1 of the Fund’s Expense Limitation Agreement. The Funds therefore respectfully decline to revise this disclosure.

7.      Comment: If applicable, please describe under what circumstances a Fund can terminate the contractual expense limitation.

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Response: The expense limitation with respect to a Fund and its share classes shall be effective for the period set forth in the Registration Statement, which may be amended to shorten such period only by the Board of Trustees of the Trust. All other provisions of the expense limitation shall continue from time to time unless terminated by the Trust or the Adviser upon written notice. The Funds believe the current disclosure is accurate as stated and no additional revisions are necessary.

Trillium ESG Global Equity Fund

Principal Investment Strategies – Fund Summary

8.   Comment: Please revise the disclosure to clarify how the Fund’s investments in depositary receipts, participatory notes and any other indirect investments will be characterized for purposes of the Fund’s 80% investment policy.

Response: Throughout this comment response letter, new language denoted by underline and deletions by ~~strikethrough~~).

In response to the Staff’s comment, the disclosure will be revised to remove references to participatory notes and clarify that: “Depositary receipts and other investments intended to achieve investment exposure to equities indirectly will be counted towards the Fund’s 80% investment policy.”

9.      Comment: Please amend the disclosure to clarify the specific ESG criteria that must be met for an investment to count toward the Fund’s stated 80% investment policy.

Response: The disclosure will be revised to specify that: “For purposes of its 80% investment policy, the equity securities that meet Trillium’s ESG criteria are those that satisfy Trillium’s proprietary fundamental and ESG analysis and screening described below under ‘Portfolio Analysis and Construction’ and ‘ESG Considerations and Active Ownership.’”

10.  Comment: The Staff notes that participatory notes are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. If participatory notes are a principal investment strategy of the Fund please include a principal risk for participatory notes in both the Item 4 Fund Summary Section and Item 9 disclosure under Form N-1A. Please also amend the strategy disclosure to include additional detail on the Fund’s strategic use of participatory notes. If not a principal investment strategy, consider removing references to participatory notes from the principal investment strategy disclosure.

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Response: Investment in participatory notes is not a principal investment strategy of the Fund. Accordingly, and in response to the Staff’s comment, references to participatory notes will be removed from the Fund’s principal investment strategy disclosure.

11.    Comment: The Fund states that the “[i]n its selection process, of the three ESG components, the portfolio managers typically emphasize “Environmental” factors, such as ecological limits, environmental stewardship and environmental strategies for the Fund.” Please amend the disclosure to clarify how the portfolio managers typically emphasize environmental factors compared to social and governance factors and whether consideration of environmental factors typically outweigh or can override consideration of social and governance factors, when conducting investment analysis.

Response: The Fund will amend the investment strategy disclosure to reflect its current approach to the relative prioritization of “E”, “S” and “G” factors. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

12.    Comment: Please amend the Fund’s strategy disclosure to clarify and define what the Fund considers as “Environmental”, “Social” and “Governance” factors used in making investment decisions. Please amend the disclosure to clarify what the terms “ecological limits”, “environmental stewardship” and “environmental strategies” mean in the context of Environmental Factors.

Response: The Fund will amend the investment strategy disclosure to clarify the “Environmental”, “Social” and “Governance” factors used in making investment decisions. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

13.    Comment: The Fund states that in valuing a company, Trillium Asset Management (“Trillium” or the “Subadviser”) considers “traditional analysis of the company’s stock price, balance sheet and debt service.” Please amend the disclosure to clarify the meaning of “traditional analysis.”

Response: In response to the Staff’s comment, the Fund will amend the investment strategy disclosure to remove reference to “traditional analysis,” and replace with “fundamental analysis.” The Fund will also amend the investment strategy disclosure to clarify the meaning of “fundamental analysis.” Please see the revised disclosure as shown marked in Appendix A.

14.    Comment: The Fund states “[t]he portfolio managers monitor the portfolio closely in an effort to assure prudent diversification based on exposure to a variety of economic trends and

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investment themes.” Please amend the disclosure to identify specific economic trends and investment themes.

Response: In response to the Staff’s comment, the Fund will amend the investment strategy disclosure to remove reference to “economic trends” and “investment themes.” Please see the revised disclosure as shown marked in Appendix A in the section titled Portfolio Analysis and Construction”, which includes updated disclosure regarding the Fund’s investment allocations and exposures, risk mitigation considerations relating to portfolio construction. The Fund’s Item 9 investment strategy disclosure has also been amended to add further disclosure regarding the Fund’s allocations across economic sectors, countries or regions, and company size.

15.    Comment: The Staff notes that the Fund’s investment strategy describes in detail those industries and business activities that the Fund avoids or excludes from investment. The Staff, however, requests the disclosure be amended to add further detail as to how the Subadviser constructs the universe of potential or permitted investments and determines to avoid or exclude particular types of investments in the context of weighting ESG factors. Please explain this selection process in greater detail, while noting how the Subadviser prioritizes impact versus returns.

Response: The Fund will amend the investment strategy disclosure to clarify the Fund’s permitted investment universe, the application of quantitative and qualitative screening, as well as the relationship of impact and investment returns. The Fund will also add disclosure regarding its exclusionary screening process. Please see the revised disclosures as shown marked in Appendix A.

16.     Comment: The Fund states “[a]lthough the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency and interest rate hedging transactions at any time.” Please explain supplementally whether the derivatives strategy, and specifically the interest rate and hedging strategies used, are principal to the achievement of the Fund’s investment objective? If so please amend the disclosure to clarify how these strategies function and when they apply.

Response: The Fund will amend the disclosure as follows: “Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency ~~and interest rate~~ hedging transactions ~~at any time~~.”

The Fund confirms that use of derivatives is not principal to the achievement of the Fund’s investment objective, and that the Fund intends to use derivative instruments only for hedging, for the purposes of efficient portfolio management.

17.    Comment: Please add principal risk disclosures specific to the following investment instruments and techniques that are described in the principal investment strategies: initial public

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offerings, depositary receipts, and participatory notes. Please summarize the relevant risks in the Fund Summary section of Item 4 under Form N-1A and describe the risks in greater detail in the Item 9 section under Form N-1A. Otherwise, consider removing reference to these instruments or techniques from the Fund’s principal investment strategy disclosure.

Response: Summary principal risks for depositary receipts and initial public offerings will be added to the Fund Summary section, and currently appear in the Fund’s Item 9 risk disclosure. As noted in our response to Comment 10, participatory notes are not a principal investment strategy of the Fund and reference to participatory notes will be removed from the Fund’s principal investment strategy disclosure. Therefore, the Fund declines to add risk disclosure regarding participatory notes in response to this Comment.

18.    Comment: The Staff notes that “Regulatory Risk” is among the Fund’s principal risk disclosures. As this is an ESG Fund, please consider including a reference to climate related laws and regulations in addition to “applicable tax laws and regulations” in this risk disclosure.

Response: The “Regulatory Risk” disclosure will be revised as follows:

Changes in the laws or regulations of the United States or other countries, including any changes to applicable tax laws and regulations, as well as any changes to climate related laws and regulations, could impair the ability of the Fund to achieve its investment objective and could increase the operating expenses of the Fund.

19.    Comment: The Staff notes that “Value Investing Risk” is among the Fund’s principal risk disclosures. Please consider adding investment strategy disclosure related to value investing if such investments are a principal investment strategy of the Fund, for example, by moving or adding the first sentence of this risk disclosure to the principal investment strategies section, or revise the principal risk section to remove this risk.

Response: The Fund will amend the investment strategy disclosure to include disclosure relating to value investing. Please see the revised disclosure as shown marked in Appendix A.

20.  Comment: Please explain supplementally the primary drivers in terms of strategies and positions that contributed to the Fund’s 2022 performance.

Response: The Fund’s 2022 performance was driven primarily by both unfavorable stock selection and sector allocations. Additional information regarding the Fund’s performance can be found in the Fund’s annual report to shareholders.

Trillium ESG Small/Mid Cap Fund

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Principal Investment Strategies – Fund Summary

21.    Comment: As discussed with the Staff during the July 27, 2023 telephonic meeting, please disclose and describe the benchmark change for the Fund, and whether the definition of small- and mid-cap companies for purposes of the Fund’s 80% investment policy will be tied to the capitalization range of the new benchmark.

Response: The benchmark for the Trillium ESG Small/Mid Cap Fund, a series of Professionally Managed Portfolios (the Fund’s predecessor fund in the Reorganization), is the S&P S&P 1000® Index whereas the benchmark of the Fund is the Russell 2500® Index. Trillium believes that the Russell 2500® Index reflects the Fund’s investment portfolio of small- and mid-sized companies and is more widely used in the marketplace, as well as more familiar to investors, than the S&P 1000® Index. The Fund’s definition of small- and mid-cap companies for purposes of its 80% investment policy will be tied to the capitalization range of the Russell 2500® Index. Please see the revised disclosure as shown marked in Appendix A.

22.    Comment: The Fund states “Trillium’s investment process for the Fund includes several components: a research process focused on identifying companies with high quality characteristics; input on the macroeconomic environment, including changes in interest rates, growth rates, and employment rates; . . ..”

Please amend the disclosure to describe how the Fund identifies companies with high quality characteristics, including a description of relevant metrics and how they are compared, weighted or evaluated by the Subadviser. Please also amend the disclosure to explain how the Subadviser uses changes in interest rates, growth rates, and employment rates to make selection decisions, including what characteristics the Subadviser considers in evaluating whether an investment is properly positioned to address those macroeconomic conditions.

Response: The Fund will amend the investment strategy disclosure as requested. Please see the revised disclosures as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

23.    Comment: Please amend the disclosure to clarify the following terms or phrases, as they appear in the Fund’s Principal Investment Strategy disclosure: “financial statement integrity”, “conservative debt management”, “sector-leading policies”, and “performance relating to key ESG issues.” If appropriate, provide examples.

Response: The Fund will amend the investment strategy disclosure to revise or clarify the above referenced terms or phrases, as appropriate. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

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24.    Comment: The Fund states that “Trillium looks to identify companies with strong board and management qualities, as evidenced by transparent and conservative financial reporting, and better management of ESG risks such as risks from new environmental regulations, product safety risk, and reputational risks from major controversies or accidents.”

Please amend the disclosure to clarify how companies’ “better management” of ESG risks is evaluated and compared by the Subadviser. Please also amend the disclosure to clarify the meaning of each of the following terms or phrases: “impactful investment solutions”, “positive impact”, and “social dividends.”

Response: In response to the Staff’s comment, the Fund will amend the investment strategy disclosure to clarify the evaluation and comparison of ESG criteria, including additional details regarding Trillium’s proprietary fundamental and ESG research and analysis and screening process. The Fund will also amend the investment strategy disclosure to remove the phrases “positive impact”, and “social dividends” in favor of revised disclosure that clarifies Trillium’s ESG investment approach, generally. Please see the revised disclosure as shown marked in Appendix A.

25.    Comment: The Fund states “At a minimum, the Fund will exclude from consideration companies with material involvement in businesses that have higher ESG risk, such as companies with material exposure to agricultural biotechnology, coal and certain types of mining, tar sands, tobacco, weapons/firearms and companies with major recent or ongoing controversies involving environmental, governance, human rights, product safety, and workplace matters.”

Please amend the disclosure to clarify (1) how the Subadviser identifies “higher ESG risk”; (2) how the Subadviser measures “material exposure”; (3) how the Subadviser identifies “major or ongoing controversies”; (4) the meaning of “tar sands”.

Response: The Fund will amend the investment strategy disclosure to clarify these items. Please see the revised disclosure as shown marked in Appendix A in the section titled “ESG Considerations and Active Ownership.”

26.    Comment: Please consider whether the principal risks identified in Comment # 17 are relevant for the Fund, and if so, please add corresponding risk disclosure as described in that Comment. Please also consider whether principal risk summaries for growth and value strategies are appropriate for this Fund.

Response: As noted in the response to Comment # 17 above. Summary principal risks for depositary receipts and initial public offerings will be added to the Fund Summary section, and

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currently appear in the Fund’s Item 9 risk disclosure. As noted in our response to Comment 10, participatory are not a principal investment strategy of the Fund and reference to participatory notes will be removed from the Fund’s investment strategy disclosure. Therefore, the Fund declines to add risk disclosure regarding participatory notes in response to this Comment.

Trillium ESG Global Equity Fund

Principal Investment Strategies – Item 9

27.    Comment: The Fund states that “[t]he portfolio is diversified by: Economic sector, although the portfolio managers may elect to have substantial over and under weights relative to the market based on where the portfolio managers find the most attractive opportunities.”

Please amend the disclosure to clarify what determines whether an investment opportunity is sufficiently attractive to result in overweighting or underweighting a given economic sector. Please also explain any resulting effect on the consistency of the portfolio’s overall construction.

Response: The Fund will amend its disclosure to clarify investment decisions and the consistency of the portfolio’s overall construction, as they relate to economic sector weightings. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

28.    Comment: The Fund states that “[t]he portfolio is diversified by: . . . Country or region, based on where the portfolio managers find individual opportunities.”

Please explain supplementally how the portfolio managers balance investment opportunities between more highly regulated developed countries and developing countries that potentially have less regulation and/or standards relating to ESG issues.

Response: Trillium balances investment opportunities between more highly regulated developed countries and potentially less regulated developing countries based, in part, on its research surrounding global stock exchanges. Trillium believes that global stock exchanges offer equity investors more uniform, transparent and reliable access to a variety of emerging markets (e.g. Hong Kong), listing rules and related ESG reporting requirements for stocks domiciled in developing countries can be considered comparable to certain developed markets. While individual regulatory regimes by country may have less defined ESG standards, global stock exchanges, at least at present, offer mechanisms to better balance issues of comparability. In response to the Staff’s comment, the Fund has added disclosure clarifying that portfolio managers emphasize

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emerging markets that have company ESG reporting requirements comparable to more developed markets.

29.    Comment: The Fund states “the portfolio is diversified by: . . .size of companies, with a consistent overall profile of large, global companies but also including smaller companies with perceived good future potential or unique business models.”

Please amend the disclosure clarifying the criteria the Subadviser uses to evaluate whether a smaller company has a “perceived good future potential or unique business model.”

Response: The Fund will amend the investment strategy disclosure to clarify allocation across company sizes and criteria the portfolio managers analyze with respect to company size. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction”, noting that the phrase “perceived good future potential or unique business model” no longer appears in the Fund’s revised investment strategy disclosure.

30.    Comment: The Fund’s states that “portfolio managers may choose to sell a security out of the Fund after analyzing the security and reviewing any macroeconomic or geopolitical considerations.” Please amend the disclosure to clarify how the portfolio managers identify which portfolio holdings to sell, based on the stated considerations.

Response: The Fund will amend the investment strategy disclosure to clarify how the portfolio mangers identify portfolio holdings to sell. Please see the revised disclosure as shown marked in Appendix A in the section titled “Portfolio Analysis and Construction.”

31.    Comment: Under “ESG Considerations and Approach”, please amend the disclosure to clarify the meaning of the phrase “working within multi-stakeholder institutions.”

Response: The Fund will amend the investment strategy disclosure to clarify the meaning of the phrase “working within multi-stakeholder institutions”. Please see the revised disclosure as shown marked in Appendix A, noting that the above-referenced heading “ESG Considerations and Approach” has been revised to “ESG Considerations and Active Ownership.”

32.    Comment: The Fund states that “The Fund does not invest in companies that are primarily engaged in the extractive industries of mining and fossil fuel production unless the portfolio managers determine that the company has adopted or is transitioning to a business model reasonably designed to succeed in a low carbon economy.”

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Please amend the disclosure to clarify those criteria and/or metrics the portfolio managers consider when evaluating the likelihood that a business model is “reasonably designed to succeed in a low carbon economy” and how a “low carbon economy” is defined for these purposes.

Response: The Fund will amend the investment strategy disclosure to clarify the application of its exclusionary screens, including clarifying the application of Trillium’s fossil fuel policy and how a “low carbon economy” is defined for these purposes. Please see the revised disclosure as shown marked in Appendix A in the section titled “ESG Considerations and Active Ownership.”

Trillium ESG Small/Mid Cap Fund

Principal Investment Strategies – Item 9

33.    Comment: The Fund states “[t]he Fund may invest up to 20% of its total assets in the securities of non-U.S. issuers, including indirectly through instruments such as depositary receipts and participatory notes.”

Please amend the disclosure to delete the words “such as”, if the Fund will rely principally on any instruments other than depositary receipts and participatory notes for this purpose, and identify any other relevant instruments by name.

Response: The Fund will amend the investment strategy disclosure to remove reference to participatory notes. The Fund does not intend to rely principally on any instruments other than depositary notes to achieve investment exposure to the securities of non-U.S. issuers and therefore respectfully declines to remove “such as” from the investment strategy disclosure.

34.    Comment: The Funds states “[c]ompanies that meet Trillium’s ESG criteria or sustainability requirements typically have transparent sustainability data and policy reporting. ESG criteria may be somewhat different industry by industry, depending on the exposures of a given industry.”

Please amend the Fund’s disclosure to describe the Fund’s due diligence practices in applying its screening criteria to portfolio companies. This includes what underlying data the Fund will review to determine whether an issuer meets its ESG criteria and the sources of this data. In this context, please consider clarifying the meaning of the term “transparent sustainability data and policy reporting.”

Response: The Fund will amend the investment strategy disclosure to include additional details regarding Trillium’s screening criteria and process for portfolio companies. Please see the revised disclosure as shown marked in Appendix A in the section titled “ESG Considerations and Active Ownership”, noting that the phrase “transparent sustainability data and policy reporting” has been removed.

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35.    Comment: Please supplementally confirm that the Fund’s disclosure accurately names all of the third-party information providers that are expected to be providing services as of the anticipated effective date of the Fund’s registration statement. If changes were to occur, please confirm supplementally whether the Fund would revise its registration statement to update the list of third-party information providers.

Response: The Fund confirms that the investment strategy disclosure accurately names all of the third-party information providers that are expected to be providing services as of the anticipated effective date of the Fund’s registration statement. The Fund confirms that if changes were to occur, the Fund would revise the disclosure accordingly.

36.  Comment: The Fund states “[a]t a minimum, the Fund will exclude from consideration companies with material involvement in businesses that have higher ESG risk. . .”. Please amend the disclosure to clarify in detail how the Fund’s “material involvement” criteria apply in the context of an investment exclusionary screen, providing examples of specific factors included in such screens.

Response: The Fund will amend the investment strategy disclosure to clarify the application of its exclusionary screens. Please see the revised disclosure as shown marked in Appendix A in the section titled “ESG Considerations and Active Ownership.”

Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund

Principal Investment Strategies – Item 9

37.  Comment: With respect to both Funds, portions of the disclosure, particularly the discussions about engagement and outcomes, could create ambiguity regarding the types of ESG funds these are intended to be positioned as (e.g., ESG focused or impact funds) in the context of recent SEC proposed rules regarding categorization of ESG funds. For example, in four different places, the prospectus states “Trillium is devoted to aligning stakeholders’ values and objectives, combining impactful investment solutions with active ownership, with the goal to provide positive impact, long-term value, and social dividends.” Please consider stating each Fund’s intention clearly, directly, and early in the prospectus about whether the Fund is positioned as an ESG impact or focused fund consistent with existing SEC Staff guidance in proposed rulemaking related to ESG funds. If consistent with investor expectations, and market practice for similar funds, please consider, for example, referring to “ESG impact” in each Fund’s investment objective.

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Response: The Funds respectfully decline to amend their investment objectives to refer to “ESG impact” or to further clarify in their investment strategy disclosures whether they are positioned as ESG impact or focused funds. While the Funds believes that their current disclosure, as revised in response to the Staff’s Comments summarized in this letter, regarding ESG is appropriate given the role of ESG criteria in Trillium’s investment process, the Funds will take the Staff’s comment into consideration in connection with the Funds’ future annual updates and final rulemaking by the Securities and Exchange Commission. As noted in response to Comment 15, the Funds will amend their investment strategy disclosure to provide additional detail regarding ESG impact as well as the relationship of impact and investment returns.

38.  Comment: Measurement, management and reporting of “impact” are defining features of ESG impact investing strategies. Expand the description of each Fund’s ESG focused engagement practices accordingly. In Item 9 disclosure under Form N-1A, please state: (1) the specific social and environmental impacts the Fund seeks to achieve; (2) how the Fund intends to measure and monitor the related results; and (3) how ESG results factor into the portfolio managers’ decision to sell one fund holding rather than another. Please amend the disclosure to address whether these ESG outcomes take priority over returns, are treated the same as returns, or are secondary to returns.

Response: In response to the Staff’s comment, the Funds will amend their investment strategy disclosure to expand the respective descriptions of each Fund’s ESG focused engagement practices as requested. Please see the revised disclosure as shown marked in Appendix A.

Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund

More Information about Investment Strategies Related to the Funds and Summary of Principal Risks

39.    Comment: Under “Location of Issuers” the Funds state “[t]he categorization for compliance testing purposes may differ from how different portfolio managers, investment professionals, or third parties assign the location of individual issuers.”

Please amend the disclosure to clarify the meaning of this statement.

Response: In response to the Staff’s comment, the Funds will revise the sentence as follows:

“The categorization of location of issuer for compliance testing purposes with respect to the Funds may differ from how other or different portfolio managers, investment professionals, or third parties assign the location of individual issuers.”

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40.    Comment: In the lead in paragraph under “Summary of Principal Risks”, please delete the sentence: “Your investment in a Fund may be subject (in varying degrees) to the following risks discussed below.” Please also consider clarifying in a table or other manner which risks apply to each Fund.

Response: The Funds respectfully decline to delete this sentence at this time as the Funds believe this disclosure accurately informs shareholders that certain risks may be heightened at different times. While the Funds believe this disclosure is appropriate and helpful to shareholders, the Funds will take the Staff’s comment into consideration in connection with the Funds’ next annual update. In general, the substantial majority of risks apply to both Funds. In response to the Staff’s comment, the Funds will further amend the disclosure to identify in a parenthetical following the title of each risk if that risk only applies to one of the Funds.

41.    Comment: Please supplementally explain whether the Funds use the line of credit and whether the line of credit is related to the Reorganization.

Response: The line of credit is in place for the Trust and is not related to the Reorganization. The Funds may use the line of credit as needed for liquidity or for other temporary or emergency purposes.

42.    Comment: Please consider whether the following risks are consistent with the principal investment strategies of each Fund:

CLO

Derivatives

Equity-linked Securities

Eurozone

Focused

Geographic Focused

Hedging

Investment Company

Japan

Key Person

Liquidity

Portfolio Turnover

UK Risk

Response: In response to the Staff’s comment, the Funds will amend the Item 9 risk disclosure to remove CLO, Derivatives and Equity-linked risks as investment in these instruments are not part of the Funds’ principal investment strategies.

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43.   Comment: Please consider revising the Item 9 risk disclosure to include a “Sustainable Investing Risk” discussion that parallels the Item 4 risk with that name.

Response: The Funds will include an Item 9 “Sustainable Investing Risk” that parallels the Item 4 risk with the same name.

44.    Comment: In the “Equity Securities Risk,” the Funds state, “An investment in a portfolio of equity securities may be more suitable for long-term investors who can bear the risk of these share price fluctuations.”

Please revise this sentence in terms of the nature of the risk itself, rather than the type of investor that might be comfortable with the risk.

Response: In response to the Staff’s comment, the risk disclosure will be revised as shown below to remove the highlighted sentence. The Funds believe the rest of the risk disclosure appropriately explains the nature of the risk and is responsive to the Staff’s request without any further revisions.

Equity Securities Risk: Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities include both direct and indirect investments in such ownership interests, such as public and privately issued equity securities and common and preferred stocks, warrants and rights to subscribe to common stock or other equity securities, convertible securities, and derivative instruments that are expected or intended to track the price movement of equity indices. Different types of equity securities (including different types of instruments that provide direct or indirect exposure to ownership interests in issuers) provide different voting and dividend rights and priority in the event of a bankruptcy and/or insolvency of the issuer. In general, investments in equity securities and equity derivatives are subject to market risks that may cause their prices to fluctuate over time. The value of securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision. Fluctuations in the value of equity securities in which a mutual fund invests will cause a Fund’s net asset value to fluctuate. Historically, the equity markets have moved in cycles, and the value of a Fund’s equity securities may fluctuate drastically from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. ~~An investment in a portfolio of equity securities may be more suitable for long-term investors who can bear the risk of these share price fluctuations.~~

August 11, 2023

45.    Comment: “Japan Risk” is listed as a principal risk of the Funds. If either Fund invests principally in Japan, please add corresponding disclosure in the Fund’s investment strategy.

Response: The Funds will amend the Item 9 risk disclosure to clarify that Japan Risk applies only to the Trillium ESG Global Equity Fund. The Trillium ESG Global Equity Fund may, from time to time, have material exposure to Japan and therefore the Fund believes the risk disclosure is appropriate in the Item 9 risk disclosure. Given that the Fund’s country allocations may change over time, the Fund respectfully declines to amend its investment strategy disclosure at this time as the Fund does not believe the current risk disclosure is misleading or creates the implication that investing in Japan is a principal investment strategy for the Fund.

46.    Comment: In “Participatory Notes Risk,” the Funds state, “Participatory notes are equity access products structured as debt obligations issued by banks or broker dealers that are designed to replicate the performance of certain issuers and markets where direct investment is either impossible or difficult due to local restrictions.” The Funds also state “The Funds may take long or short positions in participatory notes.”

Please consider removing these sentences to the Funds’ investment strategies disclosures, where applicable.

Response: As noted in response to previous Comments, the Funds’ investment strategy disclosure will be amended to remove reference to participatory notes. Accordingly, the Fund has removed “Participatory Notes Risk” from the Form N-1A Item 4 and 9 risk disclosures.

47.    Comment: With respect to “Regulatory Risk”, please consider including national and international climate regulations, given the nature of the Funds.

Response: The “Regulatory Risk” disclosure will be revised as follows:

Changes in the laws or regulations of the United States or other countries, including any changes to applicable tax laws and regulations, as well as any changes to climate related laws and regulations, could impair the ability of the Fund to achieve its investment objective and could increase the operating expenses of the Fund.

48.    Comment: Consistent with the requirements of Form N-1A Item 9(d)(ii), please state whether the policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available on the Funds’ website, if applicable.

August 11, 2023

Response: The Fund declines to amend the disclosure as the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is not available on the Funds’ website.

II.	SAI COMMENTS

49.    Comment: With respect to the Fundamental Investment Limitations 1-6, the Funds’ state that certain action may be taken consistent with “applicable law, regulation or order. . ..”

Please include additional disclosure stating that the Funds may engage in such practices “to the extent permitted by the 1940 Act, and any rules, exemptions and interpretations thereunder, as they may be adopted, granted or issued by the SEC.”

Response: The Fund will amend the Fundamental Investment Limitations disclosure to include the following:

For purposes of fundamental investment policies (1) through (6) above, references to “to the extent consistent with applicable law, regulation or order” also means the Funds will engage in such practices to the extent permitted by the 1940 Act, and any rules, exemptions and interpretations thereunder, as they may be adopted, granted or issued by the SEC.

50.    Comment: With respect to the Fundamental Investment Limitation 7 regarding Concentration, please amend the disclosure to include language that describes concentration in a manner that is more consistent with the requirements of Form N-1A, Item 16(c)(iv). Specifically, please include language that describes concentration in “a particular industry or group of industries.” Please supplementally confirm that the Funds will consider the holdings of any underlying funds when calculating concentration for compliance purposes.

Response: The Fund will amend the Fundamental Investment Limitations disclosure to include the following:

For purposes of fundamental investment policy (7) above, reference to concentration in an industry also means concentration in a particular industry or group of industries.

51.    Comment: With respect to the Fundamental Investment Limitation 5 regarding Commodities, the Funds state “For purposes of fundamental policy (5) above, all swap agreements and other derivative instruments that were not classified as commodity interests or commodity contracts prior to July 21, 2010 are not deemed to be commodities or commodity contracts.”

August 11, 2023

Please supplementally explain the purpose of this disclosure and if it is intended to apply to the Funds.

Response: The referenced disclosure relates to certain exemptions for swaps from position limits or treatment as “commodities” or “commodity contracts” subject to regulation by the CFTC for swaps entered into prior to enactment of Dodd-Frank (July 21, 2010). While the Funds do not expect to rely on this disclosure to a material extent, if at all, this disclosure is applicable to all series of the Trust, including the Funds.

52.    Comment: The Fund states “[e]xcept as otherwise required by applicable law, with respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.”

Please clarify this disclosure, restating in a manner that is more understandable to an ordinary investor.

Response: In response to the Staff’s comment, the Funds will amend this disclosure as follows:

Except as otherwise required by applicable law, ~~with respect to the percentages~~ all percentage limitations on investments adopted by the Trust ~~as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.”~~ will apply at the time of making an investment and shall not be considered violated unless an excess or deficiency occurs immediately after and as a result of such investment.

53.    Comment: Please supplementally confirm that, in the event of a change in a Fund’s 80% investment policy, the Fund will comply with the names rules under Rule 35d-1 under the Investment Company Act of 1940.

Response: The Funds confirm that in the event of a change in a Fund’s 80% investment policy, the Funds will comply with the names rules under Rule 35d-1 under the Investment Company Act of 1940.

*        *        *         *        *

August 11, 2023

Please feel free to contact me at 617-235-4144 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew Wilkins

Andrew Wilkins

cc:	Jonathan Weitz, President of the Trust

David Lebisky, Chief Compliance Officer of the Trust

Mary Lomasney, Secretary of the Trust

George B. Raine, Ropes & Gray LLP

APPENDIX A

Legend:

New language denoted by blue underline

Deleted language denoted by red ~~strikethrough~~

Language moved from denoted by green ~~strikethrough~~

Language moved to denoted by green underline

Cumulative revisions to the Trillium ESG Global Equity Fund Item 4 principal investment strategies disclosure

Item 4

Investment Objective

The Trillium ESG Global Equity Fund (the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies (Item 4)

The Fund seeks to achieve its investment objective by investing primarily in companies the portfolio managers believe are leaders in managing risks and opportunities related to environmental, social and governance (“ESG”) ~~factors~~criteria, have above average growth potential, and are reasonably valued. The Fund invests in both U.S. and non-U.S. companies of any size or market capitalization. The Fund invests primarily in common stocks, either directly or indirectly. The Fund utilizes a core investment style that incorporates elements of both growth and value investing. The Fund obtains indirect exposure to stocks and other equity securities through instruments such as depositary receipts, as described below. Under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that meet Trillium’s ESG criteria. For purposes of its 80% investment policy, the equity securities that meet Trillium’s ESG criteria are those that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening described below under “Portfolio Analysis and Construction” and

“ESG Considerations and Active Ownership.” The Fund may also participate in initial public offerings (“IPO”s).

Non-U.S. Investments. The Fund ~~will~~ typically ~~invest~~invests at least 40% of its net assets in non-U.S. companies. The Fund intends to invest in a broad array of countries, which may include companies located in frontier or emerging markets. In addition to acquiring direct ownership of equity securities of non-U.S. companies, the Fund may obtain investment exposure indirectly, including through depositary receipts and ~~participatory notes~~. Depositary receipts and other investments intended to achieve investment exposure to equity securities indirectly will be counted towards the Fund’s 80% investment policy.

~~Overarching Investment Approach~~Portfolio Analysis and Construction. Trillium believes that the best long-term investments for the Fund are found in companies ~~with~~that have above-average financial characteristics and growth potential ~~that excel at managing ESG risks and opportunities~~, while also contributing towards the goals of a sustainable global economy. Trillium believes that a company’s sound understanding of ~~ESG~~sustainability principles ~~demonstrates~~can demonstrate the qualities of innovation and leadership that ~~create~~support the creation of a distinct competitive advantage and ~~build~~the building of long-term value. ~~Accordingly, in~~ Trillium constructs the Fund’s portfolio by first looking at the universe of companies included in the Fund’s benchmark, and then within that universe, identifying individual companies that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening process described under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.”

In conducting fundamental research, the portfolio managers combine ~~traditional~~fundamental investment ~~information~~considerations with proprietary ESG ~~analysis~~criteria analysis and screening. Trillium believes that this integrated approach provides insight into how a company behaves commercially and how it deals with existing and emerging ESG risks and opportunities. The Fund may invest in companies of any size ~~and seeks, under~~. Under normal circumstances, ~~diversification by~~the portfolio managers attempt to mitigate risk through consideration of country and economic sector~~.~~ allocations. The portfolio is managed with reference to its performance benchmark as to country and sector allocation but may depart from the benchmark’s allocations at any time, sometimes materially. The intended outcome of the portfolio managers’ investment process is a portfolio that typically consists of between 75-120 companies.

~~Fundamental Analysis. The portfolio managers seek to identify certain traditional business qualities in each of the companies it considers for the Fund.~~

In Trillium’s opinion, each company is unique in terms of its business and risk profile. In conducting fundamental and ESG analysis, the portfolio managers seek to identify certain traditional business qualities in each of the companies it considers for the Fund. Identifying companies that meet Trillium’s financial and ESG criteria is an important part of the process, while recognizing that it is also critical to make investments at reasonable valuations.

When selecting securities for the Fund, the portfolio ~~managers conduct~~managers’ financial analysis ~~that~~also includes a holistic review of ESG ~~issues~~criteria and how they may impact a stock’s valuation or performance ~~and selects securities that meet Trillium’s financial and~~. These ESG criteria~~. The portfolio managers seek to identify ESG factors and~~ include key sustainability ~~issues that influence company~~ risks and opportunities ~~which can span~~spanning a range of ~~metrics~~topics including board diversity, climate change policies, supply ~~chain~~chains and human rights policies. ~~In its selection process, of the three ESG components, the portfolio managers typically emphasize “Environmental” factors, such as ecological limits, environmental stewardship and environmental strategies for the Fund.~~Trillium also excludes or restricts from investment individual companies on the basis of certain qualitative and quantitative screens. See “ESG Considerations and Active Ownership” below for more detail.

~~Trillium believes that finding companies that meet its financial and environmental standards is an important part of the process, but that it is also critical to make investments at reasonable valuations. In valuing a company, Trillium considers factors, such as environmental risk factors, management reputation, as well as traditional analysis of the company’s stock price, balance sheet and debt service.~~

The portfolio managers evaluate Environmental, Social, and Governance factors for each company. The portfolio managers do not prioritize one set of factors over the others, although “E”, “S” or “G ” factors may be given more or less consideration depending on a company’s particular industry. For example, Trillium may weigh Social factors more heavily for a firm in the professional services industry and Environmental factors more heavily for a manufacturing company. Similarly, Trillium’s ESG criteria may be somewhat different across sectors, geographic regions or market capitalizations, and Trillium evaluates ESG criteria and risks for each company it considers for investment. Some of the ESG criteria Trillium assesses, which can vary based on industry as noted above, include, but are not limited to:

~~Diversification. The portfolio managers look to achieve capital appreciation by investing in superior companies while also maintaining adequate diversification to mitigate risk. The portfolio managers monitor the portfolio closely in an effort to assure prudent diversification based on exposure to a variety of economic trends and investment themes. The portfolio is diversified by economic sector, country or region, and the size of companies.~~

Environmental – Use of harmful pollutants and chemicals; Raw material management; Greenhouse gas emissions and use of renewable energy sources.

Social – Payment of fair wages; Human capital management strategy; Encouragement of diversity and inclusion; Support of LGBTQ rights.

Governance – Board diversity; Independent roles of CEO and Board chair; Reasonableness of executives’ wages; Dedication to corporate transparency.

Portfolio managers also analyze a company’s ESG related policies and practices, including reviews of third-party evidence when available. For example, the portfolio managers may consider whether a company maintains an environmental management system certified to certain international standards, and also consider data from a variety of public sources including eligible company filings, other publicly available materials, shareholder/investor events, and in certain cases, information resulting from direct communication with company management teams. The portfolio managers also have access to and consider information obtained from multiple third-party providers for both financial and ESG data, in addition to internally generated analysis, throughout its proprietary investment process. Trillium also reviews publicly available information provided from government agencies, news agencies and not-for-profit organizations. See “ESG Considerations and Active Ownership” below for more detail.

The portfolio managers look to achieve capital appreciation by investing in superior companies while also considering the Fund’s allocations and exposures across:

•	Economic sectors;

•	Countries or regions; and

•	Company size.

The Fund is managed with reference to its performance benchmark as to country and sector allocation but the portfolio managers may depart from the benchmark’s allocations at any time, sometimes materially.

Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency hedging transactions.

ESG Considerations and ~~Approach~~Active Ownership. Trillium believes in active ownership and that engaging companies on ESG topics using shareholder advocacy can lead to improvements in corporate ESG performance, practices, ~~and~~ policies and impact. Trillium ~~is devoted to aligning~~typically seeks to align stakeholders’ values and financial objectives~~,~~ by combining impactful investment solutions with active ownership ~~with the goal~~, aspiring to provide ~~positive impact,~~ long-term value~~, and ‘social dividends’~~ while advancing humankind towards a sustainable global economy, a just society, and a better world. For Trillium this means being active shareholders with the intention to advocate in support of protections and respect for human rights, the natural environment, economic, environmental, social, and climate justice, labor rights, and civil society institutions. Trillium’s proxy voting guidelines incorporate these ESG matters and perspectives and votes are executed ~~accordingly~~ consistent with Trillium’s fiduciary duties. In pursuing the Fund’s investment objective and considering individual investments, Trillium considers both impact to these aspirational goals as well as financial returns.

~~There are certain industries and business activities that Trillium currently identifies as too environmentally risky or present social outcomes that are too unattractive to warrant investment consideration. The Fund does not invest in companies that are primarily engaged in the extractive industries of mining and fossil fuel production unless the portfolio managers determine that the company has adopted or is transitioning to a business model reasonably designed to succeed in a low carbon economy. The Fund does not invest in companies exclusively involved in agricultural biotechnology, gambling, tobacco, and weapons production. The portfolio managers also evaluate companies to ensure they meet Trillium’s animal testing requirements.~~

~~Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency and interest rate hedging transactions at any time.~~

As part of its ESG analysis, there are certain industries and business activities that Trillium currently identifies as too environmentally risky or as presenting social outcomes that are too unattractive to warrant investment consideration. Trillium employs qualitative and quantitative screens to exclude or restrict these types of investments. The Fund does not invest in companies that are primarily engaged in fossil fuel production based on a company’s total gross revenue unless the company demonstrates a plan to transition to a low carbon business model that Trillium finds credible. The Fund will also exclude from consideration companies that derive a material proportion of their total gross revenue from business activities that are incompatible with Trillium’s sustainability goals. These include business activities related to agricultural biotechnology, coal and certain types of mining, pornography, private prisons, tar sands (e.g., oil sands), arctic drilling, tobacco, casinos and gaming, and weapons/firearms. The Fund also restricts investment in companies that Trillium identifies as having major recent or ongoing controversies involving animal welfare, environmental, governance, human rights, and product safety.

Cumulative revisions to the Trillium ESG Global Equity Fund Item 9 principal investment strategies disclosure

Item 9

Principal Investments and Strategies of Each Fund

Trillium ESG Global Equity Fund

Investment Objective:

The Fund seeks long-term capital appreciation.

Principal Investment Strategies: (Item 9)

The Fund seeks to achieve its investment objective by investing primarily in companies the portfolio managers believe are leaders in managing risks and opportunities related to environmental, social and governance (“ESG”) ~~factors~~criteria, have above average growth potential, and are reasonably valued. The Fund invests in both U.S. and non-U.S. companies of any size or market capitalization. The Fund invests primarily in common stocks, either directly or indirectly. The Fund utilizes a core investment style that incorporates elements of both growth and value investing. The Fund obtains indirect exposure to stocks and other equity securities through instruments such as depositary receipts, as described below. Under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that meet Trillium’s ESG criteria. For purposes of its 80% investment policy, the equity securities that meet Trillium’s ESG criteria are those that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening described below under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.” The Fund may also participate in initial public offerings (“IPO”s).

Non-U.S. Investments. The Fund ~~will~~ typically ~~invest~~invests at least 40% of its net assets in non-U.S. companies. The Fund intends to invest in a broad array of countries, which may include companies located in frontier or emerging markets. In addition to acquiring direct ownership of equity securities of non-U.S. companies, the Fund may obtain investment exposure indirectly, including through depositary receipts ~~and participatory notes~~. Depositary receipts, ~~including~~such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), are receipts issued by a bank or trust company evidencing ownership of underlying securities issued by a non-U.S. issuer. Depositary receipts are alternatives to directly purchasing the underlying non-U.S. securities in their national markets and currencies. Depositary receipts and other investments intended to achieve investment exposure to equity securities indirectly will be counted towards the Fund’s 80% investment policy.

~~Overarching Investment Approach~~Portfolio Analysis and Construction. Trillium believes that the best long-term investments for the Fund are found in companies ~~with~~that have above-average financial characteristics and growth potential ~~that excel at managing ESG risks and opportunities~~, while also contributing towards the goals of a sustainable global economy. Trillium believes that a company’s sound understanding of ~~ESG~~sustainability principles ~~demonstrates~~can demonstrate the qualities of innovation and leadership that ~~create~~support the creation of a distinct competitive advantage and ~~build~~the building of long-term value. ~~Accordingly, in~~ Trillium constructs the Fund’s portfolio by first looking at the universe of companies included in the Fund’s benchmark, and then within that universe, identifying individual companies that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening process described under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.”

In conducting fundamental research, the portfolio managers combine ~~traditional~~fundamental investment ~~information~~considerations with proprietary ESG criteria analysis and screening. Trillium believes that this ~~creates a complete picture of~~integrated approach provides insight into how a company behaves commercially and how it deals with existing and emerging ESG risks and opportunities. The Fund may invest in companies of any size ~~and seeks, under~~. Under normal circumstances, ~~diversification by~~the portfolio managers attempt to mitigate risk through consideration of country and economic sector allocations. The portfolio is managed with reference to its performance benchmark as to country and sector allocation but may depart from the benchmark’s allocations at any time, sometimes materially. The intended outcome of the portfolio managers’ investment process is a portfolio that typically consists of between 75-120 companies. ~~Fundamental Analysis. The portfolio managers seek to identify certain traditional business qualities in each of the companies it considers for the Fund, such as:~~

In Trillium’s opinion, each company is unique in terms of its business and risk profile. In conducting fundamental and ESG analysis, the portfolio managers seek to identify certain traditional business qualities in each of the companies it considers for the Fund. Identifying companies that meet Trillium’s financial and ESG criteria is an important part of the process, while recognizing that it is also critical to make investments at reasonable valuations. As a result, in conducting fundamental analysis when evaluating a company, Trillium considers factors, such as:

•	The stock price relative to earnings, cash flow, dividend yield, and book value;

•	Valuation of the stock relative to the company’s history, peer group, and to the broad market;

•	Balance sheet and debt service analysis, including various measures of financial leverage and interest coverage ratios;

•	Business practices that are adaptable and reflect industry best practices;

•	A company’s history of innovation and competitiveness;

•	~~Products~~A company’s offering of products and services that meet important needs; and

•	~~Strong~~A company’s market position and the potential for sustained long-term growth.

~~•~~	~~Above-average business fundamentals with attractive margins~~

~~•~~	~~An ability to manage within ecological limits and to manage environmental risk and opportunity~~

~~•~~	~~Business practices that are adaptable and reflect industry best practices~~

When selecting securities for the Fund, the portfolio ~~managers conduct~~managers’ financial analysis ~~that~~also includes a holistic review of ESG ~~issues~~criteria and how they may impact a stock’s valuation or performance ~~and selects securities that meet Trillium’s financial and~~. These ESG criteria~~. The portfolio managers seek to identify ESG factors and~~ include key sustainability ~~issues that influence company~~ risks and opportunities ~~which can span~~spanning a range of ~~metrics~~topics including board diversity, climate change policies, supply ~~chain~~chains and human rights policies. ~~Companies that meet~~Trillium also excludes or restricts from investment individual companies on the basis of certain qualitative and quantitative screens. See “ESG Considerations and Active Ownership” below for more detail. The portfolio managers evaluate Environmental, Social, and Governance factors for each company. The portfolio managers do not prioritize one set of factors over the others, although “E”, “S” or “G ” factors may be given more or less consideration depending on a company’s particular industry. For example, Trillium may weigh Social factors more heavily for a firm in the professional services industry and Environmental factors more heavily for a manufacturing company. Similarly, Trillium’s ESG criteria ~~or sustainability requirements typically have transparent sustainability data and policy reporting. ESG criteria~~ may be somewhat different ~~industry by industry, depending on the exposures of a given industry. In its selection process, of the three~~ across sectors, geographic regions or market capitalizations, and Trillium evaluates ESG criteria and risks for each company it considers for investment. Some of the ESG criteria Trillium assesses, which can vary based on industry as noted above, include, but are not limited to:

Environmental – Use of harmful pollutants and chemicals; Raw material management; Greenhouse gas emissions and use of renewable energy sources.

Social – Payment of fair wages; Human capital management strategy; Encouragement of diversity and inclusion; Support of LGBTQ rights.

Governance – Board diversity; Independent roles of CEO and Board chair; Reasonableness of executives’ wages; Dedication to corporate transparency.

~~ESG components~~Portfolio managers also analyze a company’s ESG related policies and practices, including reviews of third-party evidence when available. For example, the portfolio managers ~~typically emphasize “Environmental” factors, such as ecological limits, environmental stewardship and environmental strategies for the Fund~~may consider whether a company maintains an environmental management system certified to international standards, such as ISO 14001, or compare a company’s Total Recordable Incident Rate, a metric used to measure frequency of health and safety incidents, compared to its industry or peer group. The portfolio managers consider data from a variety of public sources including eligible company filings, other publicly available materials, shareholder/investor events, and in certain cases, information resulting from direct communication with company management teams. The portfolio managers also have access to and consider information obtained from multiple third-party providers for both financial and ESG data, in addition to internally generated analysis, throughout its proprietary investment process. Third-party ~~information~~paid providers currently include Bloomberg L.P., MSCI Inc., FactSet Research Systems Inc., ~~and~~ Institutional Shareholder Services, Inc., RepRisk and E&E News. Trillium also reviews publicly available information provided from government agencies, news agencies and not-for-profit organizations. See “ESG Considerations and ~~Approach~~Active Ownership” below for more detail.

~~Trillium believes that finding companies that meet its financial and environmental standards is an important part of the process, but that it is also critical to make investments at reasonable valuations. In Trillium’s opinion, each company is unique in terms of its business and environmental risk profile. As a result, in valuing a company, Trillium considers factors, such as:~~

~~• Environmental risk factors~~

~~• Management reputation~~

~~• Traditional analysis of the stock price relative to earnings, cash flow, dividend yield, and book value~~

~~• Valuation of the stock relative to the company’s history, peer group, and to the broad market~~

~~• Balance sheet and debt service analysis, including various measures of financial leverage and interest coverage ratios~~

~~Diversification.~~  The portfolio managers look to achieve capital appreciation by investing in superior companies while also ~~maintaining adequate diversification to mitigate risk. The portfolio managers monitor the portfolio closely in an effort to assure prudent diversification based on exposure to a variety of economic trends and investment themes. The portfolio is diversified by:~~considering the Fund’s allocations and exposures across:

•

Economic ~~sector~~sectors, although the portfolio managers may elect on occasion to have substantial over and under weights relative to the market based on where the portfolio managers find the most attractive opportunities (i.e., those companies with attractive valuation and impending catalysts for growth that meet Trillium’s ESG criteria);

•

~~Country~~Countries or ~~region~~regions, based on where the portfolio managers find ~~individual~~attractive opportunities (emphasizing emerging markets that have company ESG reporting requirements comparable to more developed markets); and

•

~~Size of companies~~Company size, with a consistent overall profile of large, global companies but also including smaller companies ~~with perceived good future potential or unique business models~~that present attractive opportunities for investment (emphasizing companies with improving fundamentals, attractive valuation and impending catalysts for growth that meet Trillium’s ESG criteria).

The Fund is managed with reference to its performance benchmark as to country and sector allocation but the portfolio managers may depart from the benchmark’s allocations at any time, sometimes materially.

The Fund’s portfolio managers may choose to sell a security out of the Fund ~~after analyzing the security and reviewing any macroeconomic or geopolitical considerations. The portfolio managers may also consider any negative changes to a company’s fundamentals,~~due to a breakdown in the investment thesis, negative change in sector or company fundamentals, changes that result in ineligibility according to Trillium’s ESG screening process, a material deterioration in ESG characteristics, ~~overvaluation or a decline in the security’s~~or excessive relative valuation ~~or position.~~; or to manage active position weight or to upgrade quality characteristics. Portfolio managers will also consider any relevant macroeconomic or geopolitical conditions (e.g., interest rates, inflation trends, employment levels, and regional disputes) which they believe have the potential to affect the value of a security.

Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency ~~and interest rate~~ hedging transactions ~~at any time~~.

ESG Considerations and ~~Approach~~Active Ownership. Trillium believes in active ownership and that engaging companies on ESG topics using shareholder advocacy can lead to improvements in corporate ESG performance, practices, ~~and~~ policies and impact. Trillium ~~is devoted to aligning~~typically seeks to align stakeholders’ values and financial objectives~~,~~ by combining impactful investment solutions with active ownership ~~with the goal~~, aspiring to provide ~~positive impact,~~ long-term value~~, and ‘social dividends’.~~ while advancing humankind towards a sustainable global economy, a just society, and a better world. For Trillium this means being active shareholders with the intention to advocate in support of protections and respect for human rights, the natural environment, economic, environmental, social, and climate justice, labor rights, and civil society institutions. In pursuing the Fund’s investment objective and considering individual investments, Trillium considers both impact to these aspirational goals as well as financial returns.

Trillium’s shareholder advocacy is primarily conducted by a dedicated advocacy team ~~which uses multiple tools of engagement~~using various approaches including direct dialogue, filing or co-filing shareholder proposals, working ~~within~~with multi-stakeholder groups (i.e. organizations that contain multiple stakeholders with an interest in a company’s success, such as public and private company boards, individual and institutional investors, and governmental and academic institutions), convening company/stakeholder meetings, investor and proxy advisor education, and speaking publicly about ESG topics. ~~Examples of~~The portfolio managers also engage directly with portfolio companies on ESG topics. Over time, ESG topics covered by Trillium’s shareholder engagement ~~topics include ESG topics including, but not limited to,~~have included climate change, workplace diversity, supply chain responsibility, and human rights, among many others. Trillium’s proxy voting guidelines incorporate these ESG matters and perspectives and votes are executed ~~accordingly~~ consistent with Trillium’s fiduciary duties. Trillium regularly voices its perspective on public policy matters that relate to ESG topics.

~~There are certain industries and business activities that Trillium currently identifies as too environmentally risky or present social outcomes that are too unattractive to warrant investment consideration. The Fund does not invest in companies that are primarily engaged in the extractive industries of mining and fossil fuel production unless the portfolio managers determine that the company has adopted or is transitioning to a business model reasonably designed to succeed in a low carbon economy. The Fund does not invest in companies exclusively involved in agricultural biotechnology, gambling, tobacco, and weapons production. The portfolio managers also evaluate companies to ensure they meet Trillium’s animal testing requirements.~~

As part of its ESG analysis, there are certain industries and business activities that Trillium currently identifies as too environmentally risky or as presenting social outcomes that are too unattractive to warrant investment consideration. Trillium employs qualitative and quantitative screens to exclude or restrict these types of investments. The Fund does not invest in companies that are primarily engaged in fossil fuel production based on a company’s total gross revenue unless the company demonstrates a plan to transition to a low carbon business model that Trillium finds credible. At a minimum, to be considered for investment, these companies must derive a material portion of current revenue from renewable energy or enabling technology and have no commitments to invest in new fossil fuel exploration, production, storage, transport (excluding distribution), trading, or refining capacity, or new fossil fuel-based power generation without emissions capture. Trillium will assess a commitment to a low carbon business model transition based on commitments that the company makes in the company’s public filings. The Fund will also exclude from consideration companies that derive a material proportion of their total gross revenue from business activities that are incompatible with Trillium’s sustainability goals. These include business activities related to agricultural biotechnology, coal and certain types of mining, pornography, private prisons, tar sands (e.g., oil sands), arctic drilling, tobacco, casinos and gaming, and weapons/firearms. The Fund also restricts investment in companies that Trillium identifies as having major recent or ongoing controversies involving animal welfare, environmental, governance, human rights, and product safety. When assessing a controversy, Trillium will consider the potential for a controversy to adversely impact a company’s financial performance or cause harm to the company’s stakeholders.

Cumulative revisions to the Trillium ESG Small/Mid Cap Fund Item 4 principal investment strategies disclosure

Item 4

Investment Objective

The Trillium ESG Small/Mid Cap Fund (the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies (Item 4)

Under normal conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of small and mid-sized companies that meet Trillium’s Environmental, Social, and Governance (“ESG”) criteria. Trillium defines small- and mid-cap companies as those having market capitalizations that, at the time of purchase, are consistent with the market capitalizations of companies in the ~~S&P 1000~~Russell 2500® Index. As of ~~[                ]~~May 31, 2023, the ~~market capitalization range of companies in the S&P 1000® Index was $[120 million to $15.3 billion]~~largest company in the Russell 2500® Index had a market capitalization of $25.5 billion. The Fund utilizes a core investment style that incorporates elements of both growth and value investing. The Fund may invest up to 20% of its total assets in the securities of non-U.S. issuers, including indirectly through instruments such as depositary receipts ~~and participatory notes~~. Depositary receipts and other investments intended to achieve investment exposure to equity securities indirectly will be counted towards the Fund’s 80% investment policy. The Fund’s non-U.S. holdings may include companies located in frontier or emerging markets. For purposes of its 80% investment policy, the equity securities that meet Trillium’s ESG criteria are those that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening described below under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.” The Fund may also participate in initial public offerings (“IPO”s).

Portfolio Analysis and Construction. Trillium’s investment philosophy for the Fund is that integrating ESG criteria into the financial analysis process can help identify the best companies positioned to deliver long-term risk adjusted performance.

Trillium constructs the Fund’s portfolio by first looking at the universe of companies included in the Fund’s benchmark, and then within that universe, identifying individual companies that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening process described under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.” In conducting fundamental research, the portfolio managers combine fundamental investment considerations with proprietary ESG criteria analysis and screening. Trillium believes that this integrated approach provides insight into how a company behaves commercially and how it deals with existing and emerging ESG risks and opportunities.

~~Overarching Investment Approach.~~ Trillium’s investment process for the Fund ~~includes several components: a~~is a bottom-up research process focused on identifying companies with high quality characteristics~~; input on the macroeconomic environment~~. These include, but are not limited to:

•	Financial statement integrity as determined by a review of financial ratios and company disclosures;

•	History of profitability, and/or positive and growing cash flow from operations;

•

Conservative debt management as measured by a review of leverage ratios and balance sheet analyses including debt to earnings before interest, taxes, depreciation and amortization, and debt to capitalization metrics;

•	Return on investment capital trends; and

•	Sector-relevant leadership on ESG policies and performance.

Portfolio managers also qualitatively consider macroenvironment and geopolitical conditions, including ~~changes in~~ interest rates, ~~growth rates, and employment rates; adherence~~inflation trends, employment levels, and regional disputes in relation to overall portfolio construction. In constructing the portfolio, Trillium adheres to risk control parameters such as the maximum size of an individual holding, relative sector weights, and a target average market capitalization for the portfolio. ~~In general, Trillium’s investment process favors companies with the following characteristics: financial statement integrity; conservative debt management; positive and growing cash flow from operations; sector-leading policies and performance related to key ESG issues.~~

When selecting securities for the Fund, the portfolio managers ~~conduct~~’ financial analysis ~~that~~also includes a holistic review of ESG ~~issues~~criteria and how they may impact a stock’s valuation or performance ~~and selects securities that meet Trillium’s financial and~~. These ESG criteria~~. ESG factors can reflect a variety of~~ include key sustainability ~~issues that can influence company~~ risks and opportunities ~~and span~~spanning a range of ~~metrics~~topics including board diversity, climate change policies, ~~and~~ supply ~~chain~~chains and human rights policies. Trillium also excludes or restricts from investment individual companies on the basis of certain qualitative and quantitative screens. See “ESG Considerations and Active Ownership” below for more detail. The portfolio managers evaluate Environmental, Social, and Governance factors for each company. The portfolio managers do not prioritize one set of factors over the others, although “E” , “S” or “G ” factors may be given more or less consideration depending on a company’s particular industry. For example, Trillium may weigh Social factors more heavily for a firm in the professional services industry and Environmental factors more heavily for a manufacturing company. Similarly, Trillium’s ESG criteria may be somewhat different across sectors, geographic regions or market capitalizations, and Trillium evaluates ESG criteria and risks for each company it considers for investment. Some of the ESG criteria Trillium assesses, which can vary based on industry as noted above, include, but are not limited to:

Environmental – Use of harmful pollutants and chemicals; Raw material management; Greenhouse gas emissions and use of renewable energy sources.

Social – Payment of fair wages; Human capital management strategy; Encouragement of diversity and inclusion; Support of LGBTQ rights.

Governance – Board diversity; Independent roles of CEO and Board chair; Reasonableness of executives’ wages; Dedication to corporate transparency.

Portfolio managers also analyze a company’s ESG related policies and practices, including reviews of third-party evidence, when available certain international standards and also. For example, the portfolio managers may consider whether a company maintains an environmental management system certified to certain international standards, and also consider data from a variety of public sources including eligible company filings, other publicly available materials, shareholder/investor events, and in certain cases, information resulting from direct communication with company management teams. The portfolio managers also have access to and consider information obtained from multiple third-party providers for both financial and ESG data, in addition to internally generated analysis, throughout its proprietary investment process. Trillium also reviews publicly available information provided from government agencies, news agencies and not-for-profit organizations. See “ESG Considerations and Active Ownership” below for more detail.

ESG Considerations and ~~Approach. Trillium’s investment philosophy for the Fund is that integrating ESG criteria into the financial analysis process can help identify the best companies positioned to deliver long-term risk adjusted performance.~~Active Ownership. Trillium seeks to identify companies that it believes are strategic leaders, based on business models that it believes are superior and with the ability to create consistent earnings growth. In addition, Trillium looks to identify companies with strong board and management qualities, as evidenced by transparent and conservative financial reporting, and ~~better~~effective management of ESG risks such as risks from new environmental regulations, product safety risk, and reputational risks from major controversies or accidents.

Trillium believes in active ownership and that engaging companies on ESG topics using shareholder advocacy can lead to improvements in corporate ESG performance, practices, ~~and~~ policies and impact. Trillium ~~is devoted to aligning~~typically seeks to align stakeholders’ values and financial objectives~~,~~ by combining impactful investment solutions with active ownership ~~with the goal~~, aspiring to provide ~~positive impact,~~ long-term value~~, and ‘social dividends’~~ while advancing humankind towards a sustainable global economy, a just society, and a better world. For Trillium this means being active shareholders with the intention to advocate in support of protections and respect for human rights, the natural environment, economic, environmental, social, and climate justice, labor rights, and civil society institutions. Trillium’s proxy voting guidelines incorporate these ESG matters and perspectives and votes are executed ~~accordingly~~ consistent with Trillium’s fiduciary duties. In pursuing the Fund’s investment objective and considering individual investments, Trillium considers both impact to these aspirational goals as well as financial returns.

~~In general, the portfolio managers seek to identify companies with strong management and awareness of ESG opportunities and risks in areas important to their respective industry.~~

~~At a minimum, the~~ As part of its ESG analysis, there are certain industries and business activities that Trillium currently identifies as too environmentally risky or as presenting social outcomes that are too unattractive to warrant investment consideration. Trillium employs qualitative and quantitative screens to exclude or restrict these types of investments. The Fund does not invest in companies that are primarily engaged in fossil fuel production based on a company’s total gross revenue unless the company demonstrates a plan to transition to a low carbon business model that Trillium finds credible. The Fund will also exclude from consideration companies ~~with material involvement in businesses that have higher ESG risk, such as companies with material exposure~~that derive a material proportion of their total gross revenue from business activities that are incompatible with Trillium’s sustainability goals. These include business activities related to agricultural biotechnology, coal and certain types of mining, pornography, private prisons, tar sands (e.g., oil sands), arctic drilling, tobacco, casinos and gaming, and weapons/firearms ~~and~~. The Fund also restricts investment in companies ~~with~~that Trillium identifies as having major recent or ongoing controversies involving animal welfare, environmental, governance, human rights, and product safety~~, and workplace matters~~.

~~Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency and interest rate hedging transactions at any time.~~

Cumulative revisions to the Trillium ESG Small/Mid Cap Fund Item 9 principal investment strategies disclosure

Item 9

Principal Investments and Strategies of Each Fund

Trillium Small/Mid Cap Fund

Investment Objective:

The Fund seeks long-term capital appreciation.

Principal Investment Strategies: (Item 9)

Under normal conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of small and mid-sized companies that meet Trillium’s Environmental, Social, and Governance (“ESG”) criteria. Trillium defines small- and mid-cap companies as those having market capitalizations that, at the time of purchase, are consistent with the market capitalizations of companies in the ~~S&P 1000~~Russell 2500® Index. As of ~~[                ]~~May 31, 2023, the ~~market capitalization range of companies in the S&P 1000® Index was $[120 million to $15.3 billion]~~largest company in the Russell 2500® Index had a market capitalization of $25.5 billion. The Fund utilizes a core investment style that incorporates elements of both growth and value investing. The Fund may invest up to 20% of its total assets in the securities of non-U.S. issuers, including indirectly through instruments such as depositary receipts ~~and participatory notes~~. Depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) are receipts issued by a bank or trust company evidencing ownership of underlying securities issued by a ~~foreign~~non-U.S. issuer. Depositary receipts are alternatives to directly purchasing the underlying ~~foreign~~non-U.S. securities in their national markets and currencies. Depositary receipts and other investments intended to achieve investment exposure to equity securities indirectly will be counted towards the Fund’s 80% investment policy. The Fund’s non-U.S. holdings may include companies located in frontier or emerging markets. For purposes of its 80% investment policy, the equity securities that meet Trillium’s ESG criteria are those that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening described below under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.” The Fund may also participate in initial public offerings (“IPO”s).

Portfolio Analysis and Construction. Trillium’s investment philosophy for the Fund is that integrating ESG criteria into the financial analysis process can help identify the best companies positioned to deliver long-term risk adjusted performance.

Trillium constructs the Fund’s portfolio by first looking at the universe of companies included in the Fund’s benchmark, and then within that universe, identifying individual companies that satisfy Trillium’s proprietary fundamental and ESG criteria analysis and screening process described under “Portfolio Analysis and Construction” and “ESG Considerations and Active Ownership.” In conducting fundamental research, the portfolio managers combine fundamental investment considerations with proprietary ESG criteria analysis and screening. Trillium believes that this integrated approach provides insight into how a company behaves commercially and how it deals with existing and emerging ESG risks and opportunities.

~~Overarching Investment Approach.~~ Trillium’s investment process for the Fund ~~includes several components: a bottom up~~is a bottom-up research process focused on identifying companies with high quality characteristics~~; input on the macroeconomic environment~~. These include, but are not limited to:

•	Financial statement integrity as determined by a review of financial ratios and company disclosures;

•	History of profitability, and/or positive and growing cash flow from operations;

•

Conservative debt management as measured by a review of leverage ratios and balance sheet analyses including debt to earnings before interest, taxes, depreciation and amortization, and debt to capitalization metrics;

•	Return on investment capital trends; and

•	Sector-relevant leadership on ESG policies and performance.

Portfolio managers also qualitatively consider macroenvironment and geopolitical conditions, including ~~changes in~~ interest rates, ~~growth rates, and employment rates; adherence~~inflation trends, employment levels, and regional disputes in relation to overall portfolio construction. In constructing the portfolio, Trillium adheres to risk control parameters such as the maximum size of an individual holding, relative sector weights, and a target average market capitalization for the portfolio. ~~In general, Trillium’s investment process favors companies with the following characteristics:~~

~~• Financial Statement Integrity~~

~~• Conservative Debt Management~~

~~• Positive and Growing Cash Flow from Operations~~

~~• Sector-leading policies and performance related to key ESG Issues~~

When selecting securities for the Fund, the portfolio managers ~~conduct~~’ financial analysis ~~that~~also includes a holistic review of ESG ~~issues~~criteria and how they may impact a stock’s valuation or performance ~~and selects securities that meet Trillium’s financial and~~. These ESG criteria~~. ESG factors can reflect a variety of~~ include key sustainability ~~issues that can influence company~~ risks and opportunities ~~and span~~spanning a range of ~~metrics~~topics including board diversity, climate change policies, ~~and~~ supply ~~chain~~chains and human rights policies. ~~Companies that meet~~Trillium also excludes or restricts from investment individual companies on the basis of certain qualitative and quantitative screens. See “ESG Considerations and Active Ownership” below for more detail. The portfolio managers evaluate Environmental, Social, and Governance factors for each company. The portfolio managers do not prioritize one set of factors over the others, although “E”, “S” or “G ” factors may be given more or less consideration depending on a company’s particular industry. For example, Trillium may weigh Social factors more heavily for a firm in the professional services industry and Environmental factors more heavily for a manufacturing company. Similarly, Trillium’s ESG criteria ~~or sustainability requirements typically have transparent sustainability data and policy reporting. ESG criteria~~ may be somewhat different ~~industry by industry, depending on~~ across sectors, geographic regions or market capitalizations, and Trillium evaluates ESG criteria and risks for each company it considers for investment. Some of the ESG criteria Trillium assesses, which can vary based on industry as noted above, include, but are not limited to:

Environmental – Use of harmful pollutants and chemicals; Raw material management; Greenhouse gas emissions and use of renewable energy sources.

Social – Payment of fair wages; Human capital management strategy; Encouragement of diversity and inclusion; Support of LGBTQ rights.

Governance – Board diversity; Independent roles of CEO and Board chair; Reasonableness of executives’ wages; Dedication to corporate transparency.

~~the exposures of a given industry. The portfolio managers utilize~~Portfolio managers also analyze a company’s ESG related policies and practices, including reviews of third-party evidence, when available. For example, the portfolio managers may consider whether a company maintains an environmental management system certified to international standards, such as ISO 14001, or compare a company’s Total Recordable Incident Rate, a metric used to measure frequency of health and safety incidents, compared to its industry or peer group. The portfolio managers consider data from a variety of public sources including eligible company filings, other publicly available materials, shareholder/investor events, and in certain cases, information resulting from direct communication with company management teams. The portfolio managers also have access to and consider information obtained from multiple third-party providers for both financial and ESG data, in addition to internally generated analysis, throughout its proprietary investment process. Third-party ~~information~~paid providers currently include Bloomberg L.P., MSCI Inc., FactSet Research Systems Inc., ~~and~~ Institutional Shareholder Services, Inc., RepRisk and E&E news. Trillium also reviews publicly available information provided from government agencies, news agencies and not-for-profit organizations. See “ESG Considerations and ~~Approach~~Active Ownership” below for more detail. ~~The Fund’s portfolio managers may choose to sell a security out of the Fund after analyzing the security and reviewing any macroeconomic or geopolitical considerations. The portfolio managers may also consider any negative changes to a company’s fundamentals, deterioration in~~

~~the ESG characteristics, overvaluation or a decline in the security’s relative valuation or position, or if the security rises well beyond the capitalization range of the product.~~

~~Although the Fund did not invest significantly in derivatives instruments as of the most recent fiscal year end, it may engage in certain currency and interest rate hedging transactions at any time.~~

The Fund’s portfolio managers may choose to sell a security out of the Fund due to a breakdown in the investment thesis, negative change in sector or company fundamentals, changes that result in ineligibility according to Trillium’s ESG screening process, a material deterioration in ESG characteristics, or excessive relative valuation; or to manage active position weight or to upgrade quality characteristics. Portfolio managers will also consider any relevant macroeconomic or geopolitical conditions (e.g., interest rates, inflation trends, employment levels, and regional disputes) which they believe have the potential to affect the value of a security.

ESG Considerations and ~~Approach. Trillium’s investment philosophy for the Fund is that integrating ESG criteria into the financial analysis process can help identify the best companies positioned to deliver long-term risk adjusted performance~~Active Ownership. Trillium seeks to identify companies that it believes are strategic leaders, based on business models that it believes are superior and with the ability to create consistent earnings growth. In addition, Trillium looks to identify companies with strong board and management qualities, as evidenced by transparent and conservative financial reporting, and ~~better~~effective management of ESG risks such as risks from new environmental regulations, product safety risk, and reputational risks from major controversies or accidents.

Trillium believes in active ownership and that engaging companies on ESG topics using shareholder advocacy can lead to improvements in corporate ESG performance, practices, ~~and~~ policies and impact. Trillium ~~is devoted to aligning~~typically seeks to align stakeholders’ values and financial objectives~~,~~ by combining impactful investment solutions with active ownership ~~with the goal~~, aspiring to provide ~~positive impact,~~ long-term value~~, and ‘social dividends’.~~ while advancing humankind towards a sustainable global economy, a just society, and a better world. For Trillium this means being active shareholders with the intention to advocate in support of protections and respect for human rights, the natural environment, economic, environmental, social, and climate justice, labor rights, and civil society institutions. In pursuing the Fund’s investment objective and considering individual investments, Trillium considers both impact to these aspirational goals as well as financial returns.

Trillium’s shareholder advocacy is primarily conducted by a dedicated advocacy team ~~which uses multiple tools of engagement~~using various approaches including direct dialogue, filing or co-filing shareholder proposals, working ~~within~~with multi-stakeholder groups (i.e. organizations that contain multiple stakeholders with an interest in a company’s success, such as public and private company boards, individual and institutional investors, and governmental and academic institutions), convening company/stakeholder meetings, investor and proxy advisor education, and speaking publicly about ESG topics. ~~Examples of~~The portfolio managers also engage directly with portfolio companies on ESG topics. Over time, ESG topics covered by Trillium’s shareholder engagement ~~topics include ESG topics including, but not limited to,~~have included climate change, workplace diversity, supply chain responsibility, and human rights, among many others. Trillium’s proxy voting guidelines incorporate these ESG matters and perspectives and votes are executed ~~accordingly~~ consistent with Trillium’s fiduciary duties. Trillium regularly voices its perspective on public policy matters that relate to ESG topics.

~~In general, the portfolio managers seek to identify companies with strong management and awareness of ESG opportunities and risks in areas important to their respective industry. Illustrative opportunities and risks include:~~

~~Environmental~~

~~• Clean tech opportunities~~

~~• Climate change policies~~

~~• Sustainable agriculture~~

~~• Water use~~

~~Social~~

~~• Healthier products~~

~~• Product safety~~

~~• Supply chain and human rights~~

~~• Worker safety~~

~~Governance~~

~~• Board diversity~~

~~• Employee relations~~

~~• Executive compensation~~

~~At a minimum, the Fund will exclude from consideration companies with material involvement in businesses that have higher ESG risk, such as companies with material exposure to agricultural biotechnology, coal and certain types of mining tar sands, tobacco, weapons/firearms and companies with major recent or ongoing controversies involving environmental, governance, human rights, product safety, and workplace matters.~~

As part of its ESG analysis, there are certain industries and business activities that Trillium currently identifies as too environmentally risky or as presenting social outcomes that are too unattractive to warrant investment consideration. Trillium employs qualitative and quantitative screens to exclude or restrict these types of investments. The Fund does not invest in companies that are primarily engaged in fossil fuel production based on a company’s total gross revenue unless the company demonstrates a plan to transition to a low carbon business model that Trillium finds credible. At a minimum, to be considered for investment, these companies must derive a material portion of current revenue from renewable energy or enabling technology and have no commitments to invest in new fossil fuel exploration, production, storage, transport (excluding distribution), trading, or refining capacity, or new fossil fuel-based power generation without emissions capture. Trillium will assess a commitment to a low carbon business model transition based on commitments that the company makes in the company’s public filings. The Fund will also exclude from consideration companies that derive a material proportion of their total gross revenue from business activities that are incompatible with Trillium’s sustainability goals. These include business activities related to agricultural biotechnology, coal and certain types of mining, pornography, private prisons, tar sands (e.g., oil sands), arctic drilling, tobacco, casinos and gaming, and weapons/firearms. The Fund also restricts investment in companies that Trillium identifies as having major recent or ongoing controversies involving animal welfare, environmental, governance, human rights, and product safety. When assessing a controversy, Trillium will consider the potential for a controversy to adversely impact a company’s financial performance or cause harm to the company’s stakeholders.

APPENDIX B

Annual Fund Operating Expenses Tables and Expense Examples

Trillium ESG Global Equity Fund

Investment Objective

The Trillium ESG Global Equity Fund (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%	0.85%	0.85%	0.85%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.14%	0.09%	0.09%	0.09%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	0.99%	1.04%	1.19%	0.94%
Fee Waivers and Reimbursements	0.00%[2]	0.00%[2]	0.00%[2]	0.00%[2]
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.99%	1.04%	1.19%	0.94%

1 Other Expenses have been adjusted from amounts incurred during the Trillium ESG Global Equity Fund fiscal year ended June 30, 2022 to reflect estimated current expenses. The Trillium ESG Global Equity Fund, a series of Professionally Managed Portfolios, is the predecessor to the Fund (the “Global Equity Predecessor Fund”).

2JOHCM USA has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.99%, 1.09%, 1.24% and 0.99% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 28, 2025. If it becomes unnecessary for JOHCM USA to waive fees or make reimbursements, JOHCM USA may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the JOHCM Board at any time and will terminate automatically upon termination of the investment advisory agreement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$101	$315	$547	$1,213
Advisor Shares	$106	$331	$574	$1,271
Investor Shares	$121	$378	$654	$1,443
Class Z Shares	$96	$300	$520	$1,155

Trillium ESG Small/Mid Cap Fund

Investment Objective

The Trillium ESG Small/Mid Cap Fund (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.30%	0.30%	0.30%	0.30%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	1.05%	1.15%	1.30%	1.05%
Fee Waivers and Reimbursements	-0.08%[2]	-0.08%[2]	-0.08%[2]	-0.08%[2]
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.97%	1.07%	1.22%	0.97%

1 Other Expenses have been adjusted from amounts incurred during the Trillium ESG Small/Mid Cap Fund fiscal year ended June 30, 2022 to reflect estimated current expenses. The Trillium ESG Small/Mid Cap Fund, a series of Professionally Managed Portfolios, is the predecessor to the Fund (the “Small/Mid Cap Predecessor Fund”).

2 JOHCM USA has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.97%, 1.07%, 1.22%, and 0.97% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until, respectively January 28, 2025. If it becomes unnecessary for JOHCM USA to waive fees or make reimbursements, JOHCM USA may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the JOHCM Board at any time and will terminate automatically upon termination of the investment advisory agreement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3, 5 and 10 year examples. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Institutional Shares	$99	$326	$572	$1,275
Advisor Shares	$109	$357	$625	$1,390
Investor Shares	$124	$404	$705	$1,561
Class Z Shares	$99	$326	$572	$1,275

B-4